                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   3     )*
                                          ---------

                              Roadway Services, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   769748104
           --------------------------------------------------------
                                 (CUSIP Number)

                                                            216/376-5300
James D. Kraus, Buckingham, Doolittle & Burroughs, P.O. Box 1500, Akron, OH
44309
- ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 15, 1994
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769748104           SCHEDULE 13D                Page  2  of  6  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
       Richard A. Chenoweth and G. James Roush, Jr., Voting Trustees of the Amended and Restated Roush Voting Trust dated 11/1/92
       34-6582396
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
       00
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(d) OR 2(E)
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
       Ohio
- -------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER
                                   0
       SHARES                --------------------------------------------------
                              (8) SHARED VOTING POWER
    BENEFICIALLY                   6,760,966 as of 12/15/94
                             --------------------------------------------------
      OWNED BY                (9) SOLE DISPOSITIVE POWER
                                   G. James Roush Jr., has sole dispositive
        EACH                       power over 2,000,000 shares and Richard A.
                                   Chenoweth has sole dispositive power over
      REPORTING                    0 shares.
                             --------------------------------------------------
       PERSON                 (10) SHARED DISPOSITIVE POWER
                                   0
        WITH
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       As of 12/15/94, 6,760,966 shares are owned by the reporting person as Co-Trustees.
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      17.15%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
        00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                        Under the Securities Act of 1934
                                (Amendment No. 3)

            R. A. Chenoweth and G. James Roush, Jr., Voting Trustees
                 of the Amended and Restated Roush Voting Trust
                             Agreement Dated 11/1/92

ITEM 1

     SECURITY AND ISSUER
     Type and Class of Stock: Common Stock
     Issuer:                  Roadway Services, Inc.
     Address:                 1077 Gorge Blvd.
                              Akron, Ohio 44309-0088

ITEM 2

     IDENTITY AND BACKGROUND
     Name: R. A. Chenoweth and G. James Roush, Jr., Voting Trustees of the Amended and Restated Roush Voting Trust Dated 11/1/92
     State of Organization:             Ohio
     Principal Business:                Inapplicable
     Address of Principal Business:     Inapplicable
     Address of Principal Office:       Inapplicable
     Mailing Address:    c/o Richard A. Chenoweth
                         Buckingham, Doolittle & Burroughs
                         50 South Main Street
                         P.O. Box 1500
                         Akron, Ohio 44309
     Criminal Offenses:                 None
     Civil Proceedings:                 None
     Citizenship:  Trust is created under the laws of Ohio

ITEM 3

     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS. The shares were not purchased by the Voting Trustees. Rather, the shares are simply held by the Voting Trustees as voting trustees for various shareholders under the terms and conditions of the Amended and Restated Roush Voting Trust Dated 11/1/92. Such Trust amended and restated the Amended and Restated Roush Voting Trust Dated 9/1/84.

ITEM 4

     PURPOSE OF TRANSACTION. The purpose of the Amended and Restated Roush Voting Trust dated 11/1/92 is to assure the stability of the Issuer's management and the continuance of management's policies. The Voting Trustees do not have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5

     INTEREST IN SECURITIES OF THE ISSUER
     a. As of 12/15/94, R. A. Chenoweth and G. James Roush, Jr., as Voting Trustees under the 11/1/92 Voting Trust held 6,760,966 common shares of Roadway Services, Inc., common stock, representing 17.15% of the outstanding shares of such class

     b. The persons named in paragraph (a) share voting power as to the 6,760,966 shares that are in the 11/1/92 Voting Trust as of 12/15/94.

     c.   None

ITEM 6

     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. The Amended and Restated Roush Voting Trust dated 11/1/92 empowers Richard A. Chenoweth and G. James Roush, Jr. (hereinafter, the "Voting Trustees") to vote the shares identified in this report (hereinafter, the "Trusteed Shares") in person, or by proxy, at any shareholders' meeting of the Issuer. In particular and without limitation, the Voting Trustees shall have full power and authority to attend any and all meetings of the shareholders of the Issuer, to waive notices of such meetings, to execute consents with reference to the Trusteed Shares, to vote the Trusteed Shares for the election of directors of the Issuer and upon any other matter that may be brought before any meetings of Shareholders of the Issuer or any adjournments thereof, as in each case they deem proper, subject, however, to the limitations set forth hereinafter; and to issue such reasonable rules and procedures, not at variance with the Voting Trust Agreement, as they deem necessary or helpful to administer the Voting Trust. In the event of a proposal to the Issuer's shareholders regarding any of the matters listed hereinbelow, the Voting Trustees shall request instructions from each person who has deposited his shares with the Voting Trust (hereinafter, the "Beneficiary") in writing as to whether the Voting Trustees shall cast an affirmative or negative vote with regard to the trusteed shares being held for such Beneficiary. The Voting Trustees shall vote for or against such proposal in accordance with the instructions received from each Beneficiary. If the Voting Trustees do not receive written instructions from a Beneficiary, the Voting Trustees may vote such Beneficiary's Trusteed Shares in accordance with the general powers set forth hereinabove. The specific proposals subject to this limitation are:

     (a) To authorize a new class of shares which shall have a preference as to dividends or assets over the trusteed shares;

     (b) To merge the Issuer or Roadway Express, Inc., into, or consolidate Issuer or Roadway Express, Inc. with, another corporation;

     (c) To sell all or substantially all of the assets of the Issuer or of Roadway Express, Inc.;

     (d) To authorize a reorganization whereby all of the shares of the Issuer are exchanged for shares of a newly-formed holding company;

     (e) To authorize a control share acquisition of the Issuer pursuant to Ohio Revised Code SECTION 1701.831;

     (f) To authorize a majority share acquisition by the Issuer or Roadway Express, Inc., pursuant to Ohio Revised Code SECTION 1701.83 which would require the issuance of Company shares entitling the holders to exercise one-sixth or more of the Issuer's voting power in the election of directors immediately after the transaction; or

     (g)  To dissolve or liquidate the Issuer or Roadway Express, Inc.

ITEM 7

     MATERIAL TO BE FILED AS EXHIBITS. Incorporation by reference is hereby made to a copy of The Amended and Restated Roush Voting Trust Agreement dated 11/1/92 included as EXHIBIT "2" to Amendment No. 2 to Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on or about 12/9/92.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                              Date: ___________________, 1995


                              /s/ Richard A. Chenoweth
                              _____________________________________
                              Richard A. Chenoweth
                              Voting Trustee

                              /s/ G. James Roush, Jr.
                              _____________________________________
                              G. James Roush, Jr.
                              Voting Trustee

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2    )*
                                          ---------

                             Roadway Services, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   769748104
           --------------------------------------------------------
                                 (CUSIP Number)

James D. Kraus, Buckingham, Doolittle & Burroughs, 50 S. Main Street, Akron, Ohio, 44308
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                                                216/376-5300
                               November 1, 1992
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 769748104                                       Page  2  of  6  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
       Richard A. Chenoweth and G. James Roush, Jr., Voting Trustees of the Amended and Restated Roush Voting Trust dated 11/1/92
       34-6582396
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  / /
     OF A GROUP*                                                       (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
       00
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(D) OR 2(E)
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
       Ohio
- -------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER
                                   0
       SHARES                --------------------------------------------------
                              (8) SHARED VOTING POWER
    BENEFICIALLY                   7,150,289 as of 11/1/92
                             --------------------------------------------------
      OWNED BY                (9) SOLE DISPOSITIVE POWER
                                   G. James Roush, Jr., has sole dispositive
        EACH                       power over 2,000,000 shares and Richard A.
                                   Chenoweth has sole dispositive power over
      REPORTING                    0 shares.
                             --------------------------------------------------
       PERSON                (10) SHARED DISPOSITIVE POWER
                                   0
        WITH
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       As of 11/1/92, 7,150,289 shares are owned by the reporting person as Co-Trustee
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       18.15%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
       00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      Securities and Exchange Commission
                            Washington, D.C. 20549

                               SCHEDULE 13D
                       Under the Securities Act of 1934
                               (Amendment No. 2)

           R. A. Chenoweth and G. James Roush, Jr., Voting Trustees
                of the Amended and Restated Roush Voting Trust
                            Agreement Dated 11/1/92

ITEM 1

      SECURITY AND ISSUER
      Type and Class of Stock:      Common Stock
      Issuer:                       Roadway Services, Inc.
      Address:                      1077 Gorge Blvd.
                                    Akron, Ohio 44309-0088

ITEM 2

      IDENTITY AND BACKGROUND
      Name: R. A. Chenoweth and G. James Roush, Jr., Voting Trustees of the Amended and Restated Roush Voting Trust Dated 11/1/92
      State of Organization:                    Ohio
      Principal Business:                       Inapplicable
      Address of Principal Business:            Inapplicable
      Address of Principal Office:              Inapplicable
      Mailing Address:        c/o Richard A. Chenoweth
                              Buckingham, Doolittle & Burroughs
                              50 South Main Street
                              P.O. Box 1500
                              Akron, Ohio 44309
      Criminal Offenses:                        None
      Civil Proceedings:                        None
      Citizenship:  Trust is created under the laws of Ohio

ITEM 3

      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
      The shares were not purchased by the Voting Trustees. Rather, the shares are simply held by the Voting Trustees as voting trustees for various shareholders under the terms and conditions of the Amended and Restated Roush Voting Trust Dated 11/1/92. Such Trust amended and restated the Amended and Restated Roush Voting Trust Dated 9/1/84.

ITEM 4

      PURPOSE OF TRANSACTION
      The purpose of the Amended and Restated Roush Voting Trust dated 11/1/92 is to assure the stability of the Issuer's management and the continuance of management's policies. The Voting Trustees do not have any plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the issuer;

      (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

ITEM 5

      INTEREST IN SECURITIES OF THE ISSUER
      a. As of 11/1/92, R. A. Chenoweth and G. James Roush, Jr., as Voting Trustees under the 11/1/92 Voting Trust held 7,150,289 common shares of Roadway Services, Inc., common stock, representing 18.15% of the outstanding shares of such class

      b. The persons named in paragraph (a) share voting power as to the 7,150,289 shares that are in the 11/1/92 Voting Trust as of 11/1/92.

      c.    None

ITEM 6

      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
      The Amended and Restated Roush Voting Trust dated 11/1/92 empowers Richard
      A. Chenoweth and G. James Roush, Jr. (hereinafter, the "Voting Trustees") to vote the shares identified in this report (hereinafter, the "Trusteed Shares") in person, or by proxy, at any shareholders' meeting of the Issuer. In particular and without limitation, the Voting Trustees shall have full power and authority to attend any and all meetings of the shareholders of the Issuer, to waive notices of such meetings, to execute consents with reference to the Trusteed Shares, to vote the Trusteed Shares for the election of directors of the Issuer and upon any other matter that may be brought before any meetings of Shareholders of the Issuer or any adjournments thereof, as in each case they deem proper, subject, however, to the limitations set forth hereinafter; and to issue such reasonable rules and procedures, not at variance with the Voting Trust Agreement, as they deem necessary or helpful to administer the Voting Trust. In the event of a proposal to the Issuer's shareholders regarding any of the matters listed hereinbelow, the Voting Trustees shall request instructions from each person who has deposited his shares with the Voting Trust (hereinafter, the "Beneficiary") in writing as to whether the Voting Trustees shall cast an affirmative or negative vote with regard to the trusteed shares being held for such Beneficiary. The Voting Trustees shall vote for or against such proposal in accordance with the instructions received from each Beneficiary. If the Voting Trustees do not receive written instructions from a Beneficiary, the Voting Trustees may vote such Beneficiary's Trusteed Shares in accordance with the general powers set forth hereinabove. The specific proposals subject to this limitation are:

      (a) To authorize a new class of shares which shall have a preference as to dividends or assets over the trusteed shares;

      (b) To merge the Issuer or Roadway Express, Inc., into, or consolidate Issuer or Roadway Express, Inc. with, another corporation;

      (c) To sell all or substantially all of the assets of the Issuer or of Roadway Express, Inc.;

      (d) To authorize a reorganization whereby all of the shares of the Issuer are exchanged for shares of a newly-formed holding company;

      (e) To authorize a control share acquisition of the Issuer pursuant to Ohio Revised Code Section 1701.831;

      (f) To authorize a majority share acquisition by the Issuer or Roadway Express, Inc., pursuant to Ohio Revised Code Section 1701.83 which would require the issuance of Company shares entitling the holders to exercise one-sixth or more of the Issuer's voting power in the election of directors immediately after the transaction; or

      (g)   To dissolve or liquidate the Issuer or Roadway Express, Inc.

ITEM 7

      MATERIAL TO BE FILED AS EXHIBITS
      Attached hereto as EXHIBIT "1" is a copy of The Amended and Restated Roush Voting Trust Agreement dated 11/1/92.

                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    Date: Dec. 8, 1992



                                     /s/ Richard A. Chenoweth
                                    -------------------------------------
                                    Richard A. Chenoweth
                                    Voting Trustee


                                     /s/ G. James Roush, Jr.
                                    -------------------------------------
                                    G. James Roush, Jr.
                                    Voting Trustee

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1    )*
                                          ---------

                              Roadway Services, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   769748104
           --------------------------------------------------------
                                 (CUSIP Number)

James D. Kraus, Buckingham, Doolittle & Burroughs, 50 S. Main Street, Akron, Ohio, 44308
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                                                216/376-5300
                               December 31, 1991
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 769748104                                       Page  2  of  6  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
       Richard A. Chenoweth and G. James Roush, Jr., Voting Trustees of the Amended and Restated Roush Voting Trust dated 9/1/84
       34-6582396
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  / /
     OF A GROUP*                                                       (b)  /x/
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
       00
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(D) OR 2(E)
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
       Ohio
- -------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER
                                   0
       SHARES                --------------------------------------------------
                              (8) SHARED VOTING POWER
    BENEFICIALLY                   8,744,501 (as of 12/31/91)
                             --------------------------------------------------
      OWNED BY                (9) SOLE DISPOSITIVE POWER
                                   G. James Roush, Jr., has sole dispositive
        EACH                       power over 2,000,000 shares and Richard A.
                                   Chenoweth has sole dispositive power over
      REPORTING                    0 shares.
                             --------------------------------------------------
       PERSON                (10) SHARED DISPOSITIVE POWER
                                   0
        WITH
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       As of 12/31/91, 8,744,501 shares are owned by the reporting persons as Co-Trustees*
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       22.31%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
       00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     *Richard A. Chenoweth disclaims beneficial ownership as to all of the shares reported herein. G. James Roush, Jr., disclaims beneficial ownership as to 6,744,501 of the shares reported herein.

                      Securities and Exchange Commission
                            Washington, D.C. 20549

                               SCHEDULE 13D
                       Under the Securities Act of 1934
                               (Amendment No. 1)

           R. A. Chenoweth and G. James Roush, Jr., Voting Trustees
                of the Amended and Restated Roush Voting Trust
                            Agreement Dated 9/1/84

ITEM 1

      SECURITY AND ISSUER
      Type and Class of Stock:      Common Stock
      Issuer:                       Roadway Services, Inc.
      Address:                      1077 Gorge Blvd.
                                    Akron, Ohio 44309-0088

ITEM 2

      IDENTITY AND BACKGROUND
      Name: R. A. Chenoweth and G. James Roush, Jr., Voting Trustees of the Amended and Restated Roush Voting Trust Dated 9/1/84
      State of Organization:                    Ohio
      Principal Business:                       Inapplicable
      Address of Principal Business:            Inapplicable
      Address of Principal Office:              Inapplicable
      Mailing Address:        c/o Richard A. Chenoweth
                              Buckingham, Doolittle & Burroughs
                              50 South Main Street
                              P.O. Box 1500
                              Akron, Ohio 44309
      Criminal Offenses:                        None
      Civil Proceedings:                        None
      Citizenship:  Trust is created under the laws of Ohio

ITEM 3

      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
      The shares were not purchased by the Voting Trustees. Rather, the shares are simply held by the Voting Trustees as voting trustees for various shareholders under the terms and conditions of the Amended and Restated Roush Voting Trust Dated 9/1/84.

ITEM 4

      PURPOSE OF TRANSACTION
      The purpose of the Amended and Restated Roush Voting Trust dated 9/1/84 is to assure the stability of the Issuer's management and the continuance of management's policies. The

      Voting Trustees do not have any plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the issuer;

      (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

ITEM 5

      INTEREST IN SECURITIES OF THE ISSUER
      a. R. A. Chenoweth and G. James Roush, Jr., as Voting Trustees hold 8,744,501 common shares of Roadway Services, Inc., common stock, representing 22.31% of the outstanding shares of such class.
            Richard A. Chenoweth disclaims beneficial ownership as to all of the shares reported herein. G. James Roush, Jr., disclaims beneficial ownership as to 7,060,883 of the shares reported herein.

      b. The persons named in paragraph (a) share voting power as to the shares identified in paragraph (a).

      c.    None

ITEM 6

      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
      The Amended and Restated Roush Voting Trust dated 9/1/84 empowers Richard
      A. Chenoweth and G. James Roush, Jr. (hereinafter, the "Voting Trustees") to vote the shares identified in this report (hereinafter, the "Trusteed Shares") in person, or by proxy, at any shareholders' meeting of the Issuer. In particular and without limitation, the Voting Trustees shall have full power and authority to attend any and all meetings of the shareholders of the Issuer, to waive notices of such meetings, to execute consents with reference to the Trusteed Shares, to vote the Trusteed Shares for the election of directors of the Issuer and upon any other matter that may be brought before any meetings of Shareholders of the Issuer or any adjournments thereof, as in each case they deem proper, subject, however, to the limitations set forth hereinafter; and to issue such reasonable rules and procedures, not at variance with the Voting Trust Agreement, as they deem necessary or helpful to administer the Voting Trust. In the event of a proposal to the Issuer's shareholders regarding any of the matters listed hereinbelow, the Voting Trustees shall request instructions from each person who has deposited his shares with the Voting Trust (hereinafter, the "Beneficiary") in writing as to whether the Voting Trustees shall cast an affirmative or negative vote with regard to the trusteed shares being held for such Beneficiary. The Voting Trustees shall vote for or against such proposal in accordance with the instructions received from each Beneficiary. If the Voting Trustees do not receive written instructions from a Beneficiary, the Voting Trustees may vote such Beneficiary's Trusteed Shares in accordance with the general powers set forth hereinabove. The specific proposals subject to this limitation are:

      (a) To authorize a new class of shares which shall have a preference as to dividends or assets over the trusteed shares;

      (b) To merge the Issuer or Roadway Express, Inc., into, or consolidate Issuer or Roadway Express, Inc. with, another corporation;

      (c) To sell all or substantially all of the assets of the Issuer or of Roadway Express, Inc.;

      (d) To authorize a reorganization whereby all of the shares of the Issuer are exchanged for shares of a newly-formed holding company;

      (e) To authorize a control share acquisition of the Issuer pursuant to Ohio Revised Code Section 1701.831;

      (f) To authorize a majority share acquisition by the Issuer or Roadway Express, Inc., pursuant to Ohio Revised Code Section 1701.83 which would require the issuance of Company shares entitling the holders to exercise one-sixth or more of the Issuer's voting power in the election of directors immediately after the transaction; or

      (g)   To dissolve or liquidate the Issuer or Roadway Express, Inc.

ITEM 7

      MATERIAL TO BE FILED AS EXHIBITS
      Incorporation by reference is hereby made to a copy of The Amended and Restated Roush Voting Trust Agreement dated 9/1/84 included as EXHIBIT "1" to the Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on or about 8/9/91.

                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    Date: February 12, 1992


                                     /s/ Richard A. Chenoweth
                                    -------------------------------------
                                    Richard A. Chenoweth
                                    Voting Trustee


                                     /s/ G. James Roush, Jr.
                                    -------------------------------------
                                    G. James Roush, Jr.
                                    Voting Trustee

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.         )*
                                          ---------

                             Roadway Services, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   769748104
           --------------------------------------------------------
                                 (CUSIP Number)

James D. Kraus, Buckingham, Doolittle & Burroughs, 50 S. Main Street, Akron, Ohio, 44308
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                                                216/376-5300
                                   May 1, 1991
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 769748104                                       Page     of     Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON
       Richard A. Chenoweth and G. James Roush, Jr., Trustees of the Amended
       and Restated Roush Voting Trust dated 9/1/84
       34-6582396
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  /x/
     OF A GROUP*                                                       (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
       00
- -------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   / /
     ITEMS 2(D) OR 2(E)
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
       Ohio
- -------------------------------------------------------------------------------
      NUMBER OF               (7) SOLE VOTING POWER

       SHARES
                             --------------------------------------------------
    BENEFICIALLY              (8) SHARED VOTING POWER

      OWNED BY
                             --------------------------------------------------
        EACH                  (9) SOLE DISPOSITIVE POWER
                                   0
      REPORTING
                             --------------------------------------------------
       PERSON                 (10) SHARED DISPOSITIVE POWER
                                   0
        WITH
- -------------------------------------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,060,883 shares are owned by the reporting persons as Co-Trustees*
- -------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       23.4%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
       00
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
     *Richard A. Chenoweth disclaims beneficial ownership as to all of the shares reported herein. G. James Roush, Jr., disclaims beneficial ownership as to 7,060,833 of the shares reported herein.

                               SCHEDULE 13D

               R. A. Chenoweth and G. James Roush, Jr., Trustees
                of the Amended and Restated Roush Voting Trust
                            Agreement Dated 9/1/84


ITEM 1

     SECURITY AND ISSUER

      Type and Class of Stock:      Common Stock
      Issuer:                       Roadway Services, Inc.
      Address:                      1077 Gorge Blvd.
                                    Akron, Ohio 44309-0088

ITEM 2

     IDENTITY AND BACKGROUND

      Name: R. A. Chenoweth and G. James Roush, Jr., Trustees of the Amended and Restated Roush Voting Trust
                  Dated 9/1/84
      State of Organization:                    Ohio
      Principal Business:                       Inapplicable
      Address of Principal Business:            Inapplicable
      Address of Principal Office:              Inapplicable
      Mailing Address:        c/o Richard A. Chenoweth
                              Buckingham, Doolittle & Burroughs
                              50 South Main Street
                              P.O. Box 1500
                              Akron, Ohio 44309
      Criminal Offenses:                        None
      Civil Proceedings:                        None
      Citizenship:  Trust is created under the laws of Ohio

ITEM 3

     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

      The shares were not purchased by the Trustees. Rather, the shares are simply held by the Trustees as voting trustees for various shareholders under the terms and conditions of the Amended and Restated Roush Voting Trust Dated 9/1/84.

ITEM 4

     PURPOSE OF TRANSACTION

      The purpose of the Amended and Restated Roush Voting Trust dated 9/1/84 is to assure the stability of the Issuer's management and the continuance of management's policies. The Trustees do not have any plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the issuer;

      (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j)   Any action similar to any of those enumerated above.

ITEM 5

     INTEREST IN SECURITIES OF THE ISSUER

      a. R. A. Chenoweth and G. James Roush, Jr., as Trustees hold 9,060,883 common shares of Roadway Services, Inc., common stock, representing 23.4% of the outstanding shares of such class. Richard A. Chenoweth disclaims beneficial ownership as to all of the shares reported herein. G. James Roush, Jr., disclaims beneficial ownership as to 7,060,883 of the shares reported herein.

      b. The persons named in paragraph (a) share voting power as to the shares identified in paragraph (a).

      c.    None

ITEM 6

      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Amended and Restated Roush Voting Trust dated 9/1/84 empowers Richard
      A. Chenoweth and G. James Roush, Jr. (hereinafter, the "Trustees") to vote the shares identified in this report (hereinafter, the "Trusteed Shares") in person, or by proxy, at any shareholders' meeting of the Issuer. In particular and without limitation, the Trustees shall have full power and authority to attend any and all meetings of the shareholders of the Issuer, to waive notices of such meetings, to execute consents with reference to the Trusteed Shares, to vote the Trusteed Shares for the election of directors of the Issuer and upon any other matter that may be brought before any meetings of Shareholders of the Issuer or any adjournments thereof, as in each case they deem proper, subject, however, to the limitations set forth hereinafter; and to issue such reasonable rules and procedures, not at variance with the Voting Trust Agreement, as they deem necessary or helpful to administer the Voting Trust. In the event of a proposal to the Issuer's shareholders regarding any of the matters listed hereinbelow, the Trustees shall request instructions from each person who has deposited his shares with the Voting Trust (hereinafter, the "Beneficiary") in writing as to whether the Trustees shall cast an affirmative or negative vote with regard to the trusteed shares being held for such Beneficiary. The Trustees shall vote for or against such proposal in accordance with the instructions received from each Beneficiary. If the Trustees do not receive written instructions from a Beneficiary, the Trustees may vote such Beneficiary's Trusteed Shares in accordance with the general powers set forth hereinabove. The specific proposals subject to this limitation are:

      (a) To authorize a new class of shares which shall have a preference as to dividends or assets over the trusteed shares;

      (b) To merge the Issuer or Roadway Express, Inc., into, or consolidate Issuer or Roadway Express, Inc. with, another corporation;

      (c) To sell all or substantially all of the assets of the Issuer or of Roadway Express, Inc.;

      (d) To authorize a reorganization whereby all of the shares of the Issuer are exchanged for shares of a newly-formed holding company;

      (e) To authorize a control share acquisition of the Issuer pursuant to Ohio Revised Code Section 1701.831;

      (f) To authorize a majority share acquisition by the Issuer or Roadway Express, Inc., pursuant to Ohio Revised Code Section 1701.83 which would require the issuance of Company shares entitling the holders to exercise one-sixth or more of the Issuer's voting power in the election of directors immediately after the transaction; or

      (g)   To dissolve or liquidate the Issuer or Roadway Express, Inc.


ITEM 7

      MATERIAL TO BE FILED AS EXHIBITS

      EXHIBIT "1"       The Amended and Restated Roush Voting Trust Agreement
                        Dated 9/1/84

                                   SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    Date:   August 8, 1991
                                          -------------------------------


                                      /s/ Richard A. Chenoweth
                                    -------------------------------------
                                    Richard A. Chenoweth
                                    Voting Trustee


                                      /s/ G. James Roush, Jr.
                                    -------------------------------------
                                    G. James Roush, Jr.
                                    Voting Trustee